Harvey Westbury Corp.

18B East Fifth Street

Paterson, New Jersey 07524

November 1, 2006

Securities and Exchange Commissions

101 F Street, NE

Washington, D.C. 20549-7010

Re:	Withdrawal of Registration Statement on Form 10SB12G Registration No. 000-51328

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended, Harvey Westbury Corp. hereby applies for withdrawal of the above-referenced Registration Statement on Form 10SB12G, filed with the Commission on May 25, 2005. The Registration Statement has not been declared effective by the Commission and no securities were sold in connection with the offering to which the Registration Statement related.

Withdrawal is being sought because the Registrant received from the Commission comments on the Registration Statement regarding the Registrant’s audited financial statements, and the Registrant would like to address such comments prior to moving forward.

Very truly yours,

/s/ Eugene Chiaramonte, Jr.
Eugene Chiaramonte, Jr. President and Director